monday.com Ltd.

52 Menachem Begin Rd.

Tel Aviv-Yafo 6713701, Israel

June 7, 2021

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Lisa Etheredge, Robert Littlepage, Mitchell Austin, Jan Woo

Re:	monday.com Ltd.
Registration Statement on Form F-1 (File No. 333- 256182)

Ladies and Gentlemen:

In accordance with Rule 461 of under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form F-1, as amended (File No. 333-256182) (the “Registration Statement”) of monday.com Ltd. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on Wednesday, June 9, 2021, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling John Slater at (212) 906-1675.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact John Slater of Latham & Watkins LLP at the number set forth above.

Thank you for your assistance in this matter.

[signature page follows]

June 7, 2021

Very truly yours,

monday.com Ltd.

By:	/s/ Eliran Glazer
Name: Eliran Glazer
Title: Chief Financial Officer

cc:	(via email)
Roy Mann, Co-Chief Executive Officer, monday.com Ltd.
Eran Zinmann, Co-Chief Executive Officer, monday.com Ltd.
Eliran Glazer, Chief Financial Officer, monday.com Ltd.
Shiran Nawi, General Counsel, monday.com Ltd.
Marc D. Jaffe, Esq., Latham & Watkins LLP
Ian D. Schuman, Esq., Latham & Watkins LLP